Exhibit 99.2

NICE Again Named Leading Contact Center Workforce Optimization
Vendor by DMG Consulting

NICE increased its contact center WFO market share in 2012, according to DMG’s report

NICE also leads the contact center performance management market, based on seat count

RA’ANANA, Israel, July 29, 2013 – NICE Systems (NASDAQ: NICE) announced today that it has again been recognized as the worldwide leader in the contact center Workforce Optimization (WFO) market by DMG Consulting LLC. This is the third consecutive year that NICE has been positioned as the top WFO vendor. NICE has also been named the market share leader for contact center Performance Management (CCPM), with a 39.5 percent market share based on number of seats, according to the 2013 DMG Contact Center Performance Management Market Report.

In the contact center WFO segment, NICE holds a 40.2 percent market share for 2012, which is an increase from 37.9 percent in the previous year. This is based on DMG’s 2013 Workforce Optimization (Quality Management/Liability Recording) Market Share Report. According to this report, NICE also holds the leadership position in the fast-growing cloud-based WFO market. The report analyzes approximately 45 WFO vendors worldwide whose offerings include four or more of the ten modules found in WFO suites, including: quality assurance, workforce management, performance management, voice of the customer/surveying, speech analytics, text analytics, desktop analytics, coaching, eLearning, and call recording.

“NICE’s ongoing leadership in the WFO market reflects our continued innovation and ability to deliver solutions that help organizations get closer to their customers in order to provide an exceptional customer experience. Our solutions enable enterprises to help meet customer needs by better understanding the user, engaging employees, acting in real time, and closing the loop to ensure ongoing improvement in agent performance,” said Benny Einhorn, Chief Marketing Officer at NICE. “Additionally, our leadership in the cloud-based WFO market further demonstrates our commitment to our customers as we are providing them with a choice of different deployment platforms in order to help them obtain the greatest possible value from their investments.”

“2012 was a strong year for the workforce optimization market and a good year for CCPM solutions,” said Donna Fluss, President of DMG Consulting. “Tighter integration of CCPM with the other WFO modules is extending the benefits and output of the modules and breaking down information silos.” DMG’s CCPM report presents an in-depth analysis of this technology segment and covers both leading and emerging vendors.

NICE’s WFO contact center suite contains all 10 modules to help their customers evaluate and improve all aspects of the customer experience: recording, coaching, e-learning, performance management, surveying, speech analytics, workforce management, desktop analytics, text analytics and a WFO back-office suite.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.